Exhibit 99.11

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying unaudited condensed interim financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated.

This MD&A contains forward-looking information and forward-looking statements, within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is August 26, 2020.

The scientific and technical information contained in this MD&A has been reviewed and approved by the Company’s Chief Operating Officer, Greg Matheson, P.Geo., a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”). The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “Technical Report on the Queensway Gold Project, Newfoundland, Canada” with an effective date of April 15, 2020, prepared in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, and its registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 86 mineral licenses, including 6,041 claims comprising 151,030 hectares of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the southern portion of the project and has high voltage electric transmission lines running through the project area. In addition, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,441 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 548 single cell un-patented mining claims. The Company is well financed to advance its planned exploration activities on the projects as intended.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Craig Roberts, Denis Laviolette, John Anderson and Quinton Hennigh.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway Project contains nine optioned claim packages along with mineral licenses map staked by NFG. The Company acquired the rights to the Queensway Project by map staking mineral licenses and making a series of staged payments in cash and common shares of the Company from 2016 through 2020 under nine separate option agreements. All of the option agreements have been fully exercised resulting in 100% ownership by NFG of the mineral licenses related to such option agreements. During Q2 2020 the Company completed all the requirements under the Unity Option agreement resulting in a 100% ownership of the Queensway Project. In addition to the nine option agreements, NFG also conducted map staking resulting in 49 map staked mineral licenses which are held 100% by NFG. The optioned lands also carry various net smelter royalties and the option agreements are described in detail below and their location can be seen in the figure below.

Queensway Project – Royalties Agreements and Encumbrances

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

1.	Linear and JBP Linear Property, NL - In July 2016, the Company acquired a 100% interest in the Linear and JBP Linear Property via an option agreement with Krinor Resources, Kevin Keats and Allan Keats. The Linear and JBP Linear property is comprised of six map staked licences covering 2,150 hectares and under the terms of the agreement the Company is to pay the optionor a total of $54,000 and issue 45,000 shares over a 36-month period; the agreement was fully executed in July 2019. A net smelter royalty grant of 0.6% is payable to the optionor along with an underlying net smelter royalty of 1.0% covering five of the six claims is payable to Paragon Minerals Corporation. This agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% net smelter royalty.

2.	Unity Property, NL - In September 2016, the Company acquired a 100% interest in the Unity Property via an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell. The unity property is comprised of ten map staked licences covering 8,150 hectares and under the terms of the agreement the Company is to pay the optionor a total of $90,000 over a 60-month period; the agreement was fully executed in June 2020. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000.

3.	United Gold Property, NL - In October 2016, the Company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the Company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor. This agreement contains a 2 km area of influence that subjects adjacent lands but is bounded to areas east and north of the subject lands and does not impact any other optioned property.

4.	Golden Bullet Property, NL - In November 2016, the Company acquired a 100% interest in the Golden Bullet Property via an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan. The Golden Bullet property is comprised of four map staked licences covering 1,200 hectares and under the terms of the agreement the Company is to pay the optionor a total of $125,000 and $100,000 worth of common shares of NFG are to be issued over a 36-month period; the option was fully executed in November 2019 resulting in a 100% ownership by NFG. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is limited to lands acquired after the agreement date.

5.	Blackmore Property, NL - In December 2016, the Company acquired a 100% interest in the Blackmore Property via an option agreement with Neal Blackmore. The Blackmore property is comprised of two map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $10,000; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

6.	Guinchard Property, NL - In April 2017, the Company acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement the Company is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

7.	JBP Linear Property, NL - In May 2017, the Company acquired a 100% interest in the JBP Linear Property via an option agreement with Roland Quinlan and Eddie Quinlan. The JBP Linear property is comprised of five map staked licences covering 1250 hectares and under the terms of the agreement the Company is to pay the optionor a total of $45,000 over a 24-month period; the option was fully executed in November 2019 and the Company is the sole owner of the property; although claim transfers are pending at the time of the report. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

8.	P-Pond Property, NL - In May 2017, the Company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $30,000 and $10,000 worth of shares are to be issued over a 12-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

9.	Lush Property, NL - In September 2018, the Company acquired a 100% interest in the Lush Property via a purchase agreement with Paragon Minerals Corp. The Lush property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement the Company is to grant a net smelter royalty of 0.5% payable to Paragon Minerals Corp along with an underlying net smelter royalty of 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

10.	Queensway Map Staked Lands, NL - Between August 2016 and April 2017, the Company acquired a 100% interest of twenty-one licences covering 73,830 hectares through map staking. In April of 2020, an additional twenty-eight mineral licenses were staked totalling 64,175 hectares shown in the figure below:

Environmental and Exploration Permitting

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. In this, approval requirements for the exploration are listed with contacts for the various entities given. Two Exploration Approvals are in place as of the date of this MD&A.

The first Exploration Approval is for diamond drilling (50 Holes), surface trenching (50 trenches), ground geophysics, prospecting and geochemistry on the Gander Gold North (“GGN”) area. The second is for airborne geophysics, geochemical surveying and prospecting over the entire Queensway Project pre April 2020 shown as existing licenses above. The approvals expire one year from the date they are approved unless the exploration is completed earlier and is reported as being complete. Both permits will expire on December 5, 2020. Any changes to the planned work have to be submitted to the Department of Natural Resources and either an amended approval is given or a new application has to be made. Lands staked in April, 2020 will require new exploration approvals and are not covered by the existing exploration approvals.

Water removal from ponds / streams etc. for trenching (washing trenches) or drilling requires a Water Use Permit which is granted for 1 year. One water use permit is in place for the GGN claims and related diamond drilling and trenching. The permit is issued until December 5, 2020. This permit can be renewed, or new permit issued to cover ongoing exploration activities.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of Gander Gold South (“GGS”), specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Deformation Zone (“JBPDZ”) claim areas on the GGN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on the GGS. Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70 km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 km and 70 km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of the GGS licences;
2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPDZ trends on the GGN licences;
3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPDZ trends on the GGN licences and follows the TCH and secondary routes.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the NFG Queensway licences.

Historical Work

To date there has been over 25,538 metres of core in 218 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPDZ; the exploration drilling has been spread out amongst individual zones with drilling along 5 km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse Zones. Drilling at the JBPDZ has focussed along 3 km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Pauls Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 1,200 till samples, over 60,000 soil samples and 4,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPDZ or in the region of the Paul’s Pond and Greenwood Pond showings in the GGS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

In 1994 Gander River Minerals optioned the Knob property including the Knob prospect from Noranda Exploration Co Ltd. Drilling by Gander River Minerals allowed for production of a historical resource estimate of 236,391 tonnes grading 10.26 g/t Au. This historical estimate was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994 (Geofile 002D_0296).

The data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography are not adequate to treat this as a current mineral resource estimate.

A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Queensway Project – Geological Overview Map

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPDZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the GGS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

NFG’s 2020 Drill Campaign

On August 17, 2020 the Company announced it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. This program is anticipated to be conducted over a 12-15 month period into 2021. Drilling started at the Little-Powerline trend and would progress through various targets within the Northern Queensway property including an initial 12,000m planned for the Keats Zone.

Queensway North – Plan Map of Initial 2020 Drilling Grid Lines/Zones

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Queensway North – Plan Map of Initial 2020 Drilling at Little-Powerline Trend

2020 Trenching Campaign

NFG began surface excavation of a number of targets starting in July 2020 and to date has completed 16 trenches of varying size; all of the excavation to date has occurred along the Appleton Fault Zone and includes trenching of the Little Zone, Hornet Zone, Road Zone as well as the discovery of two new zones (Regular Zone and Zone 36). Zone 36 is located 2.5 Km north-west of the Keats Zone and has been exposed along 120m of strike length and shows mineralization of Arsenopyrite, Pyrite, Chalcopyrite, Boulangerite and Visible Gold.

2020 Field Program

Starting in June 2020 the company initiated a field recognisance program within the Queensway South mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

NFG’s 2019 Drill Campaign

The 2019 diamond drilling program at the AFZ comprised 586 metres of HQ diameter core in four holes completed between October 28, 2019 and November 17, 2019. Holes NFGC-19-01 and NFGC-19-02 were drilled to target the Keats Zone where historical drilling and trenching suggested gold mineralization was to occur. Holes NFGC-19-03 and NFGC-19-04 were drilled from a single setup at the Dome Showing to further evaluate known gold mineralization. The 2019 drill program was successful in identifying gold mineralization along the AFZ at both the Keats and Dome showings.

Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m between November 17, 2019 and December 14, 2019 targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the Glass vein system, drill hole locations are show in the figure and table below:

Queensway Project – Plan Map of 2019 Drilling Program

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

BHID	UTME (NAD27)	UTMN (NAD27)	ZPT	DIP	BRG	LENGTH (m)
NFGC-19-01	658148	5427245	93	-43.6	302.19	199
NFGC-19-02	658035	5427130	90	-43.5	299.69	270
NFGC-19-03	658632	5428486	85	-44.7	0.39	64
NFGC-19-04	658632	5428486	85	-63.5	0.59	52
NFGC-19-05	664842.5	5430309	85	-44.7	302.69	274
NFGC-19-06	664867	5430352.5	85	-44.1	302.19	94.5
NFGC-19-07	664891	5430400	85	-44.6	300.99	248
NFGC-19-08	664823	5430200	85	-44.2	299.39	262
NFGC-19-09	665093	5430660	85	-44.2	300.89	299.6
NFGC-19-10	665176	5430750	85	-43.7	303.99	222.2
TOTAL						1985.3

New Valley Company Ltd. Of Springdale, NL carried out the diamond drilling using an EF-50 skid rig equipped to drill HQ size core. Drill sites and moves were made possible with a dozer. The drill crew placed all core in labelled wooden boxes which were collected daily by New Found Gold personnel. All collars were marked with pickets and foresighted by NFG personnel using GPS receivers. All completed holes were plugged and cemented and finally marked with a metal post to identify the hole and act as a hazard warning. Downhole dip data was collected using the Reflex EZ Shot by the drill crews near the beginning and end of each hole with a 50m spacing between tests where possible. Core was also oriented using the Reflex HQ ACT-III system.

All completed diamond drill holes were plugged and cemented with the casing being left. A metal flag post was attached to the collar and labelled to identify each drill hole. Downhole hole orientation data was obtained by drill crews using the Reflex EZ-Gyro Single Shot. Where possible core was also orientated using the Reflex HQ ACT-III system.

All core was logged by NFG personnel in a core logging facility at Gander, NL. Samples were sawn in half and sent for sample preparation to ALS Minerals in either Timmins, ON or Moncton, NB with analysis being done in Vancouver, BC. Where visible gold was noted, or high values of gold suspected, samples were analysed using the pulp metallic method otherwise a standard Au + 41 element ICP method was used. The insertion of a blank or standard occurred every 10 samples switching between the blank and standard reference material using 3 different standards, OREAS 218, 224 and 255. The blank consisted of an un-mineralized red sandstone from a roadcut near Botwood, NL.

The samples with the highest potential for gold were assayed using the ALS Mineral multi analysis screen, gravimetric and ore grade analysis, methods include; Au-AA26 Ore Grade Au 50g FA AA Finish, Au-GRA22 Au 50g FA-GRAV Finish, and Au-SCR24C Au Screen FA Double minus 50g 2-3 Kg.

The 2019 diamond drilling program at the AFZ was designed to further evaluate the gold mineralization and quartz veining along the east side of the Appleton Fault Trend specifically at the Keats and the Dome Showings. The results of this drilling will be used in conjunction with historical data to plan future exploration along the Appleton trend. Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the Glass vein system.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

NFGC-19-01 was planned to target 50 m vertically below historic drill hole LG08-48 at the Keats Zone. A significant gold mineralized zone was intercepted from 96 to 115 m grading 92.86g/t Au over 19.0 m including 285.2 g/t Au over 6.0 m containing considerable visible gold and wall rock sulphidation consisting of pyrite and lesser arsenopyrite. Within the quartz vein material traces of arsenopyrite, chalcopyrite and boulangerite were found. The zone was hosted in dark grey shale belonging to the Davidsville group and the quartz zone is spatially associated with a number of fault structures including one gouge zone up to 60cm in width. This is believed to be a second order structure to the Appleton fault and was intersected by all of the historic diamond drilling at the Keats zone but previously undocumented.

The vein intersection is the extension of the zone encountered in drill hole LG08-48 (50m above) and believed to be the extension of surface mineralization found in historical United Carina trench #3.

The quartz vein was notably vuggy and exhibiting textures associated with boiling events in epithermal gold zones. Possibly due to a flashing event within the larger mesothermal Appleton fault zone system.

A second mineralized fault structure was intersected at 177.5m with associated gold mineralization in lesser quartz stockwork from 177.5 to 180.0m depth grading 3.38g/t Au over 2.5m. Both fault zones intersected in the hole are believed to be secondary to the regional Appleton fault zone. Drilling did not continue in order to intersect the primary fault.

NFGC-19-02 also targeted the Keats zone located 160m south of NFGC-19-01 and targeting 50m vertically below historic drill hole LG99-12. This hole also intersected the second order fault structure found in NFGC-19-01 with associated narrower quartz veinlets and wall rock sulphidation (pyrite and arsenopyrite) and visible gold in quartz. The composite grade of the zone was 1.54 g/t Au over 12.0 m with one meter grading 5.45 g/t Au and containing visible gold. Exhibiting a similar width and structural control to NFGC-19-01 the results of this hole are promising as the Keats system is showing robust width and a known length up to 300m.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Queensway Project – Plan Map of 2019 Drilling Program at the Keats Zone

NFGC-19-03 targeted the Dome showing main vein where historical drilling had previously intersected high grade gold mineralization. The main vein was intersected at a depth of 20.9 to 22.0 m with a second vein from 24.9 to 25.5 m and gave an overall composite grade of 16.52 g/t Au over 6.1m anchored by 162.5 g/t Au over 0.6 m.

NFGC-19-04 also targeted the Dome showing main vein and from the same setup but drilling at -60 degrees below NFGC-19-03; this hole intersected the main Dome vein from 28.3 to 29.7 m noting visible gold on the margin of the vein. This gave a composite average of 1.14 g/t Au over 8.0 m including one meter grading 4.61 g/t Au.

At the Dome showing visible gold mineralization appears to be primary confined to the margin of the vein. Of particular note was the apparent vuggy nature of the quartz and similarity to the veining intersected at the Keats zone suggestive that the emplacement mechanisms were similar.

NFGC-19-05, 06, 07, 08 were all drilled to target the Glass vein system which was discovered in 2017 and excavated by NFG in 2017 and again in 2018. All four holes were targeted to intersect the Glass vein system at shallow depths (<25m). The Glass vein system is believed to be a parallel vein system to the H-Pond zone approximately 100m to the west and drill holes NFGC-19-05, 07 and 08 were extended to intersect both vein systems.

The Glass vein array was noted in holes NFGC-19-05, 06 and 08 but gave poor gold results and visible mineralization was very limited.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

NFGC-19-05 was successfully intersected a broad vein intercept within the H-Pond zone from 231.0 to 242.0m grading 2.35 g/t over 11.0 m including 6.73 g/t Au over 3.0 m as well as a second vein intersection from 268.0 to 269.0m grading 2.75 g/t Au over 1.0 m. This intercept has extended the known mineralized extents of the H-Pond zone by roughly 150 m along strike. The vein system was marked by significant iron-carbonate alteration zone. This is also one of the deepest intersections of the H-Pond zone to date.

NFGC-19-06, 07 and 08 failed to intersect any significant mineralization.

NFGC-19-09, 10 were both drilled along strike of the H-Pond and Glass vein systems along the JBPDZ and drilling in an area with very high gold in till results (1744 zone) and a significant number of visible gold bearing float samples which were interpreted to be derived from the JBPDZ. Both holes were successful in intersecting new vein systems as shown in figures below. The broad quartz intercept in NFGC-19-09 shows a nearly identical alteration and sulphide pattern to the intercept in NFGC-19-05 from the H-Pond zone. The intercept in NFGC-19-09 is believed to be an extension of the H-Pond by roughly 500m along strike. NFGC-19-09 intersected 4.39 g/t Au over 9.0 metres including 17.45 g/t Au over 2.0 metres from the well altered vein set thought to be the extension of the H-Pond zone. An intercept near the top of NFGC-19-10 with unknown correlation to NFGC-19-09 intersected 1.07 g/t Au over 4.0 metres and several lesser zones.

The 2019 drilling campaign was successful in identifying auriferous quartz veined zones of sufficient size, tenor and textural characteristics to warrant additional exploration. Based on the drill results to date, the Appleton Fault Trend has potential to host an Epizonal style Orogenic gold deposit with mineralization styles similar to those of the Fosterville Mine in Australia. The occurrence of vuggy veins with free gold and a blend of antimony mineral species including stibnite and boulangerite suggest a flash boiling event on a near mesothermal orogenic gold system such as seen at Fosterville.

Significant composite gold assay results are shown in the table below; the true widths of the mineralization in the below table is not known but estimated to be from 60-80% of the down hole composite width based on intersection angles and correlation to historical drilling.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

2019 Diamond Drill Hole Significant Gold Composite Intercepts

Hole ID	From	To	Length(m)	Au (g/t)	Zone
NFGC-19-01	83.0	83.7	0.7	2.46	Keats
NFGC-19-01	95.0	115.5	20.5	86.17
incl	96.0	115.0	19.0	92.86	Keats
incl	105.0	111.0	6.0	285.20
NFGC-19-01	117.5	118.5	1.0	1.56	Keats
NFGC-19-01	146.5	147.5	1.0	1.30	Keats
NFGC-19-01	177.5	180.0	2.5	3.38	Keats
NFGC-19-02	142.0	154.0	12.0	1.54	Keats
incl	142.0	143.0	1.0	5.45
NFGC-19-02	253.0	254.0	1.0	1.07	Keats
NFGC-19-03	20.4	26.5	6.1	16.52	Dome
incl	20.9	21.5	0.6	162.50
NFGC-19-04	26.0	34.0	8.0	1.14	Dome
incl	29.0	30.0	1.0	4.61
NFGC-19-05	231.0	242.0	11.0	2.35	H-Pond
incl	231.0	234.0	3.0	6.73
NFGC-19-05	268.0	269.0	1.0	2.75	H-Pond
NFGC-19-06	NSV
NFGC-19-07	NSV
NFGC-19-08	NSV
NFGC-19-09	15.5	16.5	1.0	1.65	H-Pond
NFGC-19-09	120.0	122.0	2.0	1.13	H-Pond
NFGC-19-09	162.0	171.0	9.0	4.39	H-Pond
incl	165.0	167.0	2.0	17.45	H-Pond
NFGC-19-10	22.0	26.0	4.0	1.07	H-Pond
NFGC-19-10	66.0	68.0	2.0	1.59	H-Pond
NFGC-19-10	180.0	185.0	5.0	0.62	H-Pond

2020 Airborne Gravity Survey

In March of 2020, NFG contracted CGG Canada Services Ltd. based in Ottawa, Ontario to conduct a 1,705 km HeliFALCON Airborne Gravity Gradiometer and Aeromagnetic Survey over the licenses in the north part of the Queensway Project. This highly advanced gravity and magnetic system has been deployed by the Company to further aid in the definition of geological and structural controls of mineralization.

After post processing the final data files were received in late April 2020. This data is currently under interpretation by a contract geophysicist to better define structures, geology and potential mineral target areas.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Queensway Project – Vertical Gravity GD Plan View

Queensway Project – Vertical Gravity Gradient GDD Plan View

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Lucky Strike Project, Ontario

The Lucky Strike Project is located 10 km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone.

The project is comprised of 639 single cell un-patented mining claims.

Land History

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking.

On May 27th, 2016 the Company optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. which was further amended in May 2019 and fully executed in November 2019. Under the terms of the agreement the Company paid $115,000 and issued common shares equivalent to $80,000. The option agreement included an underlying royalty payable to Wallbridge mining covers some of the claims with most of the claims carrying no NSR.

On July 26th, 2017 the Company optioned the Vallillee extension claims west of the primary Lucky Strike land package and this option agreement was fully executed July 2018. Under the terms of the agreement the Company paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, the Company staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7th, 2020, the Company completed a claim purchase agreement with Big Bar Gold to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement the Company paid $25,000. The claims carry no NSR.

Lucky Strike Project – Project Location map, fault systems and Adjacent Projects

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Environmental and Exploration Permitting

The Company was issued an exploration plan by the Ontario MNDM on July 13, 2017, to cover exploration activities including mechanized trenching and mechanized diamond drilling and this permit is set to expire in July 2020. Application was made in May 2020 for new permits to cover mechanized trenching, mechanized diamond drilling and approval is pending.

Project Geology

The Lucky Strike Project is covered by the Lower Blake River Group which are dominated by intermediate to mafic, massive volcanic flows. The volcanic flows have been intruded by diorite-gabbro intrusions which are up to 7 kilometres by 1.5 kilometre in size. In the Walsh-FP area a syenite-syenite porphyry intrudes the mafic-intermediate volcanics and hosts the gold-bearing quartz-ankerite veins of the Walsh Mine. The long axis of this syenite intrusion strikes approximately north-south and extends for 3.5 kilometres on the property and another 3 kilometres south of the property and is generally 0.5 kilometres wide. Two major regional faults cross the property, the Misema-Misty Lake Fault and the Mulven Fault, striking roughly in a northeast-southwest direction. These structures have been speculated as being as a continuation of the Kirkland Main Break Fault system which hosted the seven historic gold mines of the Kirkland Lake Gold camp. The Victoria Creek Deformation Zone, possibly a splay off the Misema-Misty Lake Fault and a control on the Victoria Creek and Upper Beaver Mines, lies just south of the property with splay structures extending onto the property.

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2020 and December 31, 2019:

	Newfoundland
	Queensway	Other	Ontario	Total
Six months ended June 30, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Balance as at June 30, 2020	733,700	16,500	450,516	1,200,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,542,344	-	837,133	3,379,477
Assays	104,487	414	211	105,112
Geophysics	611,523	-	-	611,523
Office	821	-	-	821
Property taxes, mining leases and rent	26,020	-	400	26,420
Salaries & consulting	297,543	8,300	36,613	342,456
Supplies & equipment	164,539	-	18,631	183,170
Travel	26,439	-	76	26,515
Trenching	13,510	-	31,865	45,375
Exploration cost recovery	(30,680)	-	-	(30,680)
	1,214,202	8,714	87,796	1,310,712
Cumulative exploration expense – June 30, 2020	3,756,546	8,714	924,929	4,690,189

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

	Newfoundland
	Queensway	Other	Ontario	Total
Six months ended June 30, 2019	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2018	276,330	107,835	293,516	677,681
Additions
Acquisition costs	50,520	-	62,000	112,520
Impairment of exploration and evaluation assets	-	(45,000)	-	(45,000)
Balance as at June 30, 2019	326,850	62,835	355,516	745,201

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2018	1,890,601	-	831,337	2,721,938
Assays	6,030	-	-	6,030
Geophysics	162,375	-	-	162,375
Property taxes, mining leases and rent	25,761	-	1,548	27,309
Salaries & consulting	75,046	-	-	75,046
Supplies & equipment	19,490	-	-	19,490
Travel	4,056	-	-	4,056
	292,758	-	1,548	294,306
Cumulative exploration expense – June 30, 2019	2,183,359	-	832,885	3,016,244

Overall Performance and Results of Operations

Total assets increased to $41,110,469 at June 30, 2020, from $9,355,036 at December 31, 2019, primarily as a result of an increase in investments of $26,431,515 which were received for a private placement financing completed in March 2020 and an increase in cash of $4,398,406 during the six months ended June 30, 2020. The most significant assets at June 30, 2020, were cash of $11,735,044 (December 31, 2019: $7,336,638), investments of $26,546,452 (December 31, 2019: $114,937), exploration and evaluation assets of $1,200,716 (December 31, 2019: $1,100,716, and prepaid expenses, deposits and other receivables of $1,413,848 (December 31, 2019: $727,511). Cash increased by $4,398,406 during the six months ended June 30, 2020 as a result of private placement financings completed in June 2020 for gross proceeds of $7,118,196, and proceeds received from the exercise of stock options of $904,500, partially offset by cash used in operating activities of $3,170,195.

Six months ended June 30, 2020 and 2019

During the six months ended June 30, 2020, loss from operating activities increased by $4,988,848 to $5,716,067 compared to $727,219 for the six months ended June 30, 2019. The increase in loss from operating activities is largely due to:

-	An increase of $1,016,406 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $1,310,712 for the six months ended June 30, 2020 compared to $294,306 for the six months ended June 30, 2019. The Company completed a 1,705 km airborne gravity survey and incurred higher salaries and consulting fees, and supplies & equipment costs due to an increase in exploration activity at its Queensway Project during the six months ended June 30, 2020 compared to machine learning analysis of geophysical data at its Queensway Project and lower expenditures incurred due to less exploration activity during the six months ended June 30, 2019.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

-	An increase of $3,032,801 in share-based compensation. Share-based compensation was $3,032,801 for the six months ended June 30, 2020 compared to $Nil for the six months ended June 30, 2019. A total of 3,970,000 fully vested stock options with a value of $3,032,801 were granted during the six months ended June 30, 2020 compared to no stock options granted during the six months ended June 30, 2019.

-	An increase of $370,132 in salaries and consulting fees. Salaries and consulting fees were $768,132 for the six months ended June 30, 2020 compared to $398,000 for the six months ended June 30, 2019. The increase is due to increased executive management levels and related compensation paid to key management personnel during the six months ended June 30, 2020.

-	An increase of $280,636 in professional fees. Professional fees were $280,636 for the six months ended June 30, 2020 compared to $Nil for the six months ended June 30, 2019. The increase is due to higher legal fees incurred as a result of increased corporate activity and in relation to a proposed transaction to have all of the issued and outstanding shares of the Company acquired by Mexican Gold Mining Corp. The proposed transaction with Mexican Gold Corp. was terminated by mutual agreement during the six months ended June 30, 2020.

Other items

For the six months ended June 30, 2020, other income was $9,796,986 compared to other expenses of $125,207 for the six months ended June 30, 2019. The $9,922,193 change is largely due to:

-	An increase of $9,654,821 in net change in unrealized gain on investments. Net change in unrealized gain on investments was $9,695,405 for the six months ended June 30, 2020 compared to $40,584 for the six months ended June 30, 2019. The increase is due to changes in the fair values of equity investments held at June 30, 2020.

The Company recorded income and comprehensive income of $4,080,919 or 0.05 basic earnings per share and 0.04 diluted earnings per share for the six months ended June 30, 2020 (June 30, 2019: $852,426 loss and comprehensive loss or 0.02 basic and diluted loss per share).

Three months ended June 30, 2020 and 2019

During the three months ended June 30, 2020, loss from operating activities increased by $4,013,103 to $4,312,274 compared to $299,171 for the three months ended June 30, 2019. The increase in loss from operating activities is largely due to:

-	An increase of $527,930 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $582,722 for the three months ended June 30, 2020 compared to $54,792 for the three months ended June 30, 2019. The Company incurred higher salaries and consulting fees, and supplies and equipment costs at its Queensway Project due to an increase in exploration activity during the three months ended June 30, 2020 compared to lower expenditures incurred due to less exploration activity during the three months ended June 30, 2019.

-	An increase of $3,032,801 in share-based compensation. Share-based compensation was $3,032,801 for the three months ended June 30, 2020 compared to $Nil for the three months ended June 30, 2019. A total of 3,970,000 fully vested stock options with a value of $3,032,801 were granted during the three months ended June 30, 2020 compared to no stock options granted during the three months ended June 30, 2019.

-	An increase of $102,941 in professional fees. Professional fees were $102,841 for the three months ended June 30, 2020 compared to $Nil for the three months ended June 30, 2019. The increase is due to higher legal fees incurred as a result of increased corporate activity during the three months ended June 30, 2020.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Other items

For the three months ended June 30, 2020, other income was $14,999,655 compared to other expenses of $56,538. The $15,056,193 change is largely due to:

-	An increase of $14,910,427 in net change in unrealized gain on investments. Net change in unrealized gain on investments was $14,898,946 for the three months ended June 30, 2020 compared to $11,481 in unrealized loss on investments for the three months ended June 30, 2019. The increase is due to changes in the fair values of equity investments held at June 30, 2020.

The Company recorded income and comprehensive income of $10,687,381 or 0.11 basic earnings per share and 0.09 diluted earnings per share for the three months ended June 30, 2020 (June 30, 2019: $355,709 loss and comprehensive loss or 0.01 basic and diluted loss per share).

Summary of Quarterly Results

	2020				2019								2020
	Jun. 30		Mar. 31		Dec. 31		Sep. 30		Jun. 30		Mar. 31		Dec. 31		Sep. 30
	$		$		$		$		$		$		$		$
Revenues	-		-		-		-		-		-		-		-
Income (loss) and
comprehensive income
(loss) for the period	10,687,381	(1)	(6,606,462	)(2)	(3,082,583	)(3)	(85,022	)(4)	(355,709	)(5)	(496,717	)(6)	(1,202,531	)(7)	(1,021,224)
Earnings (loss) per
Common Share Basic	0.11		(0.08)		(0.05)		(0.00)		(0.01)		(0.01)		(0.02)		(0.02)
Earnings (loss) per
Common Share Diluted	0.09		(0.08)		(0.05)		(0.00)		(0.01)		(0.01)		(0.02)		(0.02)

(1)	Decrease from prior quarter primarily driven by an increase in net change in unrealized gains on investments of $20,102,487, amortization of flow-through premium liability of $101,117, and a decrease in exploration and evaluation expenditures of $145,268, partially offset by an increase in share-based compensation of $3,032,801.
(2)	Increase from prior quarter primarily driven by increases in professional fees of $104,545, exploration and evaluation expenditures of $350,891 and net change in unrealized losses on investments of $5,279,853, partially offset by a decrease in share-based compensation of $2,130,528.
(3)	Increase from prior quarter primarily driven by increases in salaries and consulting fees of $407,399, share-based compensation of $2,130,528, professional fees of $71,652, exploration and evaluation expenditures of $390,984 and impairment of exploration and evaluation assets of $46,335 partially offset by an increase in net change in unrealized gain on investments of $74,854.
(4)	Decrease from prior quarter primarily driven by decrease in salaries and consulting fees of $142,500, exploration and evaluation expenditures of $68,678 and impairment of exploration and evaluation assets of $45,000.
(5)	Decrease from prior quarter primarily driven by a decrease in exploration and evaluation expenditures of $184,723.
(6)	Decrease from prior quarter primarily driven by decreases in share-based compensation of $122,361, exploration and evaluation expenditures of $351,942 and impairment of exploration and evaluation assets of $71,755. The Company realized net losses on disposal of investments of $120,734 and net change in unrealized losses on investments of $217,287.
(7)	Increase from prior quarter primarily driven by increase in share based compensation of $122,361.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Liquidity and Capital Resources

As at June 30, 2020, the Company had cash of $11,735,044 to settle current liabilities of $2,359,562.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at June 30, 2020, the Company has working capital of $39,195,121 consisting primarily of cash, investments, prepaid expenses and deposits and sales taxes recoverable. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources.

The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely due from equity financing.

The Company does not have bank debt or banking credit facilities in place as at the date of this report.

June 2020 Financings – Net Proceeds of $6,992,009

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

The Company intends to use the proceeds from these financings towards continued exploration work at its Queensway Project.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2020
Uses of Funds:	$	$	$
Queensway Project work program	7,118,196	229,554	(6,888,642)
Total Uses	7,118,196	229,554	(6,888,642)

Prior Financings

November 2019 Financing – Net Proceeds of $8,000,000

In November 2019, the Company completed a non-brokered private placement of 16,000,000 units at a price of $0.50 per unit for total proceeds of $8,000,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.75 per share for three years from the issuance date. The Company intends to use these proceeds towards continued exploration work at its Queensway Project, general and administrative expenditures and working capital purposes to fund ongoing operations.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2020
Uses of Funds:	$	$	$
Queensway Project work program	3,000,000	1,765,696	(1,234,304)
General and administrative expenses	2,000,000	1,716,315	(283,685)
Working capital to fund ongoing operations	3,000,000	820,507	(2,179,493)
Total Uses	8,000,000	4,302,518	(3,697,482)

The Company used $532,321 of the proceeds towards the Company’s diamond drill program, which commenced in November 2019 and comprised 10 holes totalling 1,986 meters drilled, $565,500 was used towards the Company’s airborne gravity survey, and $367,677 related to trenching, salaries and wages, and supplies & equipment at its Queensway Project. The Company used $1,716,315 of the proceeds for general and administrative expenditures related to consulting and executive management compensation of $1,227,198 and professional fees, filing fees, travel and office and sundry of $489,118.

July 2019 Financing – Net Proceeds of $500,000

In July 2019, the Company completed a non-brokered private placement of 1,250,000 common shares at a price of $0.40 per share for gross proceeds of $500,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2020
Uses of Funds:	$	$	$
Working capital to fund ongoing operations	500,000	500,000	-
Total Uses	500,000	500,000	-

The Company used these proceeds for working capital purposes to fund ongoing operations.

June 2019 Financing – Net Proceeds of $750,000

In June 2019, the Company completed a non-brokered private placement of 1,875,000 common shares at a price of $0.40 per share for gross proceeds of $750,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	June 30, 2020
Uses of Funds:	$	$	$
Working capital to fund ongoing operations	750,000	750,000	-
Total Uses	750,000	750,000	-

The Company used these proceeds for working capital purposes to fund ongoing operations.

Outstanding Share Data

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of an aggregate of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

During the six months ended June 30, 2020, 2,915,000 stock options were exercised at a weighted average price of $0.31 per share for gross proceeds of $904,500.

During the six months ended June 30, 2020 2,300,000 stock options were granted at an exercise price of $1.00 and an expiry date of April 18, 2025.

During the six months ended June 30, 1,670,000 stock options were granted at an exercise price of $1.075 with an expiry date of May 23, 2025.

Subsequent to June 30, 2020, 150,000 stock options were exercised at a weighted average price of $0.23 for gross proceeds of $35,000.

Subsequent to June 30, 2020, 5,040,000 stock options were granted at an exercise price of $1.40 and an expiry date of August 11, 2025.

Subsequent to June 30, 2020, 16,000,000 warrants were exercised at a price of $0.75 for gross proceeds of $12,000,000.

As at June 30, 2020, there were 101,700,231 common shares issued and outstanding. As at the date of this report, there were 142,000,231 common shares issued and outstanding

As at June 30, 2020 there were 8,940,000 stock options and 16,107,864 warrants outstanding. As at the date of this report, there were 13,830,000 stock options and 1,487,632 warrants outstanding.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc., is as follows:

	Six months ended June 30,
	2020	2019
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	69,511	150,000
Options exercised by members of key management	500,000	-

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the six months ended June 30, 2020, key management personnel compensation totaled $3,805,437 (six months ended June 30, 2019 - $305,000) comprised of salaries and consulting of $702,069 (six months ended June 30, 2019 - $305,000) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman, and share-based compensation of $3,3033,857 (six months ended June 30, 2019 - $Nil) relating to 3,970,000 (six months ended June 30, 2019 – Nil) stock options granted to directors and officers of the Company.

As at June 30, 2020, $21,667 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer (six months ended June 30, 2019 - $12,242).

As at June 30, 2020, $69,511 (six months ended June 30, 2019 - $7,875) is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc., a related company having a common director and officer (Denis Laviolette, Director and President of both entities).

On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated. During the six months ended June 30, 2020, the Company paid $127,234 to MGMC for legal fees incurred in connection with the transaction which was terminated.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk. In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Public Health Crises such as the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to the Company. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and the Company’s other mineral projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s financial position and results of operations.

COVID-19 and efforts to contain it may have broad impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on the Company’s financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)        Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Valuation of Investments in Restricted Securities

Investments in securities issued directly by an issuer are often restricted under securities law. The Company values such securities at fair value based on market prices, and applies a discount between 0% and 10% depending on the circumstances. The Company holds an investment in Novo Resources Corp., which is traded on the TSX Venture Exchange and is restricted until July 7, 2020. Management has judged that due to the time remaining on the restriction and nature of the restriction, size of the position, and the liquidity of the stock, to apply no discount to the investment as at June 30, 2020

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Flow-Through Shares

On issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of the tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting

(ii)       Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were no indicators of impairment as at June 30, 2020 in exploration and evaluation assets.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2020, the Company has total liabilities of $2,359,562 and cash of $11,735,044 which is available to discharge these liabilities (December 31, 2019 – total liabilities of $392,849 and cash of $7,336,638). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2019.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at June 30, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the Australian dollar at June 30 31, 2020 would change the Company’s net loss (income) by $36,890 as a result of a 10% change in the Canadian dollar exchange rate relative to the Australian dollar.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, the Company is not exposed to interest rate risk.

Commodity Price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at June 30, 2020 would change the Company’s net income (loss) by $2,618,055 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2019.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Capital management

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at June 30, 2020 totalled $38,750,907 (December 31, 2019 - $8,962,187). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2020.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management’s expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to; the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID- 19 outbreak as a global pandemic.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Company’s securities and an active and liquid one may never develop, which could impact the liquidity of the Company’s securities; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Management’s Discussion and Analysis

For the six months ended June 30, 2020 and 2019

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.